Exhibit 99.3

NEWS RELEASE
OTC-BB: CPPXF

CONTINENTAL ENERGY POSTS QUARTERLY RESULTS

JAKARTA – February 26, 2010 - Continental Energy Corporation (OTCBB: CPPXF) (the “Company”) an emerging international oil and gas company, today announced that it has posted its results for the quarter ended December 31, 2009 which are summarized below. The full text of the posting is available in the Company’s filings on SEDAR.com.

CURRENT WORKING CAPITAL SITUATION - As at December 31, 2009, the Company's interim consolidated financial statements reflect a working capital position of $82,657. This represents a decrease in the working capital of $445,381 compared to the June 30, 2009 working capital of $528,038. The main use of funds during the current period was the Company’s general and administrative expenditures during the period. The cash balance at December 31, 2009 was $116,060 compared to $591,930 as at June 30, 2009, a decrease of $475,870. The Company used $474,873 for operating activities during the six months ended December 31, 2009 compared with $500,911 in the six months ended December 31, 2008. The cash resources used for investing activities during the six months ended December 31, 2009 was $997 compared with $1,924,751 in the six months ended December 31, 2008. The cash resources provided by financing activities during the six months ended December 31, 2009 was $Nil compared with $Nil in the six months ended December 31, 2008.

INVESTMENTS - The Company’s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties.

FINANCE - There were no financing activities during the six months ended December 31, 2009 and 2008. On December 31, 2009, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 10,390,000 shares at prices ranging from $0.15 to $0.24 and expiring at varying dates between December 31, 2010 and September 16, 2012. On December 31, 2009, the Company had warrants outstanding to purchase an aggregate of 15,325,000 shares at prices ranging from $0.09 to $0.90 and expiring at varying dates between May 15, 2010 and September 16, 2012.

OPERATIONS - Overall, the Company had a loss from operations during the six months ended December 31, 2009 of $620,806 compared to $1,225,171 in the six months ended December 31, 2008. The Company had a loss per share of $0.01 in 2009 compared to a loss per share of $0.02 in 2008. During the current period the Company generated $2 in interest income compared with $6,310 in the prior period. The decrease is due to lower cash balances on hand during the current period. In the prior period, the Company wrote off its investment in Continental Biofuels amounting to $82,811. The Company did not have any similar write off during the six months ended December 31, 2009.

General and administrative expenses decreased by $513,151 from $1,132,962 to $619,811 for the six months ended December 31, 2008 and 2009 respectively. The significant changes to general and administrative expenses are as follows. Management salaries and wages decreased $250,808 from $432,298 to $181,490 as the Company did not have a CFO in place during the current period as well as all other management taking a reduction in pay effective April 1, 2009. Office expenses decreased $26,493 from $78,920 to $52,427 as the former CFO’s Dallas office was closed during the prior year. Professional fees decreased by $30,209 from $108,402 to $78,193 partially due to not incurring the same amount of consulting fees for SOX 404 testing in the current period as well as the timing of corporate tax work done in the prior period. Travel and accommodation decreased by $48,687 from $64,747 to $16,060 as the Company was not working on any acquisition deals during the period that required extensive travel. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $165,864 for the six months ended December 31, 2009 compared to $376,127 in the six months ended December 31, 2008 for a decrease of $210,263. The current period expense relates to the options and warrants granted to Robert V. Rudman, the Company’s new CFO, Agoracom Investor Relations Corp. (“Agoracom”) and Aspen Capital Partners LLC (“Aspen”). Investor relations fees increased from $2,154 to $29,485. This is due to the Company commencing more investor relations activities with the engagement of Agoracom. Consulting fees increased from $Nil to $47,500 as the result of an agreement that was signed with Aspen in September. All other expense groups do not significantly differ from the prior period.

On behalf of the Company,
Robert V. Rudman, CFO

Source: Continental Energy Corporation
Media Contact: 813-387-3309 R.V. Rudman, CFO - or - AGORACOM Investor Relations, cppxf@agoracom.com
Further Info: www.continentalenergy.com and http://agoracom.com/ir/continentalenergy

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.